UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLACK RIDGE OIL & GAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09216Q103

(CUSIP Number)

J. Robert Chambers

 c/o Chambers Energy Management, LP

600 Travis Street, Suite 4700

Houston, TX 77002

(713) 554-6770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 09216Q103

1.	Name of Reporting Person: Chambers Energy Management, LP

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: PN

CUSIP No.: 09216Q103

1.	Name of Reporting Person: Chambers Energy Management GP, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: OO (limited liability company)

CUSIP No.: 09216Q103

1.	Name of Reporting Person: J. Robert Chambers

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: IN

CUSIP No.: 09216Q103

1.	Name of Reporting Person: CEC Fund II GP, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC, OO (limited liability company)

CUSIP No.: 09216Q103

1.	Name of Reporting Person: CEC GP, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: OO (limited liability company)

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Chambers Energy Management, LP, Chambers Energy Management GP, LLC, J. Robert Chambers, CEC Fund II GP, LLC and CEC GP, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 29, 2016.

This Amendment No. 1 is being filed to report the cancellation of Warrants reported in Item 1 that resulted in the Reporting Persons ceasing to beneficially own any Common Stock in Black Ridge Oil & Gas, Inc. (the “Issuer”). The disclosure regarding the transactions reported in Items 1,3 and 5 below is incorporated herein by reference. The Reporting Persons’ beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. Therefore, this Amendment No. 1 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons and terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

This Amendment No. 1 relates to warrants (the “Warrants”) Chambers Energy Capital II and Chambers Energy Capital II TE held that entitled them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock of Issuer, respectively, at an exercise price (the “Exercise Price”) of $0.65 per share.  On June 22, 2016, the Chambers Warrantholders cancelled the Warrants for no consideration upon the satisfaction of the closing conditions set forth in the Debt Contribution Agreement.  The Issuer’s principal executive office is located at 10275 Wayzata Blvd., Suite 310, Minnetonka, Minnesota 55305. All information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

On June 22, 2016, the Chambers Warrantholders cancelled the Warrants for no consideration upon the satisfaction of the closing conditions set forth in the Debt Contribution Agreement.  As a result of the Warrant Cancellation on June 22, 2016, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)-(b)     The beneficial ownership percentage of the Reporting Persons is calculated based upon 47,979,990 Common Units of the Issuer reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Definitive Information Statement pursuant to Schedule 14C, filed on May 23, 2016.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chambers Energy Management, LP	0	0%	0	0	0	0
Chambers Energy Management GP, LLC	0	0%	0	0	0	0
J. Robert Chambers	0	0%	0	0	0	0
CEC Fund II GP, LLC	0	0%	0	0	0	0
CEC GP, LLC	0	0%	0	0	0	0

On June 22, 2016, the Chambers Warrantholders cancelled the Warrants for no consideration upon the satisfaction of the closing conditions set forth in the Debt Contribution Agreement.  As a result of the Warrant Cancellation, on June 22, 2016, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 7.		Material to be Filed as Exhibits.

Exhibit 1                Joint Filing Agreement dated as of April 8, 2016, by and among J. Robert Chambers, Chambers Energy Management, LP, Chambers Energy Management GP, LLC, CEC Fund II GP, LLC and CEC GP, LLC (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2016

J. Robert Chambers

/s/ J. Robert Chambers

Chambers Energy Management, LP
By: Chambers Energy Management GP, LLC, its general partner

By:	/s/ J. Robert Chambers
J. Robert Chambers, Sole Member

Chambers Energy Management GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Sole Member

CEC Fund II GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Managing Director

CEC GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Managing Member